UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CardConnect Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14141X108

(CUSIP Number)

Copies to:

Copies to:

Adam L. Rosman

First Data Corporation

225 Liberty Street

29th Floor

New York, NY 10281

Telephone: (800) 735-3362

Copy to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 14141X108

1	Names of Reporting Persons FIRST DATA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 12,587,335 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 39.2% (1)
14	Type of Reporting Person CO

(1)	An aggregate of 12,587,335 shares of CardConnect Corp.’s (the “Issuer”) common stock (as represented to First Data Corporation (“First Data”) by the Stockholders (defined below)) are subject to two Tender and Support Agreements, each dated as of May 26, 2017 (the “Tender Agreements”), entered into by First Data, Minglewood Merger Sub Inc., a wholly-owned subsidiary of First Data (“Merger Sub”), and each of (a) FTVentures III, L.P., FTVentures III-N, L.P., FTVentures III-T, L.P. and (b) Michael J. Mertz (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. First Data expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 39.2% of all shares outstanding as of May 26, 2017.

13D

CUSIP No. 14141X108

1	Names of Reporting Persons MINGLEWOOD MERGER SUB INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 12,587,335 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 39.2% (2)
14	Type of Reporting Person CO

(2)	An aggregate of 12,587,335 shares of the Issuer’s common stock (as represented to Merger Sub by the Stockholders) are subject to the Tender Agreements entered into by First Data, Merger Sub, and each of the Stockholders representing shares beneficially owned by the Stockholders. Merger Sub expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Tender Agreements. The aggregate number of shares of the Issuer’s common stock that are subject to the Tender Agreements represent approximately 39.2 % of all shares outstanding as of May 26, 2017.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), issued by the Issuer. The principal executive offices of the Issuer are located at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by First Data Corporation, a Delaware corporation (“First Data”), and Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of First Data (“Merger Sub” and, together with First Data, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 225 Liberty Street, 29th Floor, New York, NY 10281. The principal business of First Data is providing commerce-enabling technology and solutions.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $750 million, plus related fees and expenses. The Reporting Persons expect to fund these payments out of a combination of cash on hand and funds available under existing credit facilities.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender Agreements (defined below). On May 26, 2017, First Data, the Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which First Data has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share equal to $15.00 per share (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding. The obligations of Merger Sub to, and of First Data to cause Merger Sub to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the condition that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer plus (ii) the aggregate number of Shares issuable to holders of options to purchase Shares granted under CardConnect’s equity plans (“Options”) from which CardConnect has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Options) as of one minute after 11:59 pm, Eastern Time, on the date that is 20 business days following the commencement of the Offer, as such date may be extended. The consummation of the Offer is also conditioned upon, among other things, the expiration or termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of First Data (the “Surviving Corporation”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required tax withholding.

As an inducement to enter into the Merger Agreement, and in consideration thereof, First Data and Merger Sub entered into two Tender and Support Agreements with each of (a) FTVentures III, L.P., FTVentures III-N, L.P., FTVentures III-T, L.P. and (b) Michael J. Mertz (each a “Stockholder”), each dated as of May 26, 2017 (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by them as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than ten business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements.

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreements, until the earliest of (a) the date upon which the Merger Agreement is validly terminated, (b) the Effective Time or (c) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered. In furtherance of the Stockholders’ covenants under the Tender Agreements, the Stockholders agreed to appoint First Data as their attorney-in-fact and proxy to vote the Stockholders’ Subject Shares against the corporate transactions described in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder (as represented to First Data by the Stockholders).

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, First Data and Merger Sub intend to consummate the Merger as soon as practicable, subject to the satisfaction or waiver of certain conditions. At the Effective Time, (i) the certificate of incorporation of Merger Sub immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, (ii) the bylaws of Merger Sub immediately prior to the Effective Time will be the bylaws of the Surviving Corporation and (iii) the directors of Merger Sub and the officers of the Issuer immediately prior to the Effective Time will be the initial directors and officers of the Issuer.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 31, 2017. Copies of the Tender Agreements, listed as Exhibits 2.2 and 2.3 hereto, are incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on May 31, 2017.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that First Data and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, First Data and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, (i) First Data may be deemed to have the power to vote up to an aggregate of 12,587,335 Shares (as represented to First Data by the Stockholders) against certain matters set forth in Item 4 above, and thus, First Data may be deemed to be the beneficial owner of, in the aggregate, 12,587,335 Shares and (ii) Merger Sub may be deemed to have the power to vote up to an aggregate of 12,587,335 Shares (as represented to Merger Sub by the Stockholders) against certain matters set forth in Item 4 above, and thus, Merger Sub may be deemed to be the beneficial owner of, in the aggregate, 12,587,335 Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any Shares covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and CardConnect Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CardConnect Corp. with the SEC on May 31, 2017).

2.2	Tender and Support Agreement, dated as of May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P., and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect Corp. with the SEC on May 31, 2017).

2.3	Tender and Support Agreement, dated as of May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect Corp. with the SEC on May 31, 2017).

99.1	Joint Filing Agreement, dated as of June 5, 2017, by and among First Data Corporation and Minglewood Merger Sub Inc.*

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST DATA CORPORATION

Date: June 5, 2017	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

MINGLEWOOD MERGER SUB INC.

Date: June 5, 2017	/s/ Stanley J. Andersen
Name: Stanley J. Andersen
Title: Vice President and Assistant Secretary

SCHEDULE A

1. First Data Corporation

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of First Data are set forth below. The address of First Data is: 225 Liberty Street, 29th Floor, New York, NY 10281. Where applicable, the business address listed for each individual not principally employed by First Data is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to First Data. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Frank J. Bisignano	Chairman, Chief Executive Officer and Director
Henry R. Kravis	Director; Co-Chairman and Co-Chief Executive Officer of KKR; Director of ICONIQ Capital, LLC; Director, chairman emeritus or trustee of several cultural, professional and education institutions, including The Business Council, Claremont McKenna College, Columbia Business School, Mount Sinai Hospital, Partnership for New York City, Partnership Fund for New York City, Sponsors for Educational Opportunity, Rockefeller University, and Tsinghua University School of Economics and Management
Heidi G. Miller	Director; Director of General Mills Inc. and HSBC Holdings plc.; Chairman of HSBC North America Holdings Inc. (HNAH), a wholly owned subsidiary of HSBC Holdings
James E. Nevels	Director; Chairman of The Swarthmore Group, an investment advisory firm that he founded in 1991; Lead Independent Director of The Hershey Company and WestRock Company; Director of Alcoa Corporation
Scott C. Nuttall	Director; Member and Head of KKR’s Global Capital and Asset Management Group, which includes Credit, Hedge Funds, KKR Capital Markets and KKR’s Client and Partner Group
Tagar C. Olson	Director; Member and Head of KKR’s Financial Services industry team and on the Investment Committee within KKR’s Americas Private Equity platform; Director of Alliant Insurance Services, PURE, Sedgwick, and WMIH Corp.
Joseph J. Plumeri	Director and Vice Chairman; Senior Advisor of KKR
Barbara A. Yastine	Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Cynthia A. Armine-Klein	Executive Vice-President, Chief Control Officer
Daniel J. Charron	Executive Vice President, Head of Global Business Solutions
Guy Chiarello	President
Ivo M. Distelbrink	Executive Vice President, Head of Asia Pacific Region
Christopher Foskett	Executive Vice President, Head of Corporate and Business Development
Andrew Gelb	Executive Vice President, Head of Global Financial Solutions
Thomas Higgins	Executive Vice President, Chief Administrative Officer
Christine E. Larsen	Executive Vice President, Chief Operations Officer
Gustavo Carlos Marin	Executive Vice President, Head of Latin America Region Citizenship: Uruguay and Brazil
Anthony S. Marino	Executive Vice President, Head of Human Resources
Barry C. McCarthy	Executive Vice President, Network & Security Solutions
Michael K. Neborak	Executive Vice President, Head of EMEA Region
Himanshu A. Patel	Executive Vice President, Chief Financial Officer
Adam L. Rosman	Executive Vice President, General Counsel and Secretary
Matthew Cagwin	Senior Vice President, Corporate Controller and Chief Accounting Officer

2. Minglewood Merger Sub Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. The address of Merger Sub is: 225 Liberty Street, 29th Floor, New York, NY 10281. Where applicable, the business address listed for each individual not principally employed by Merger Sub is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to First Data. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Stanley Andersen	Director
Gretchen A. Herron	Director

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

Frank J. Bisignano	Chief Executive Officer
Cynthia A. Armine-Klein	Executive Vice-President, Chief Control Officer
Daniel J. Charron	Executive Vice President, Head of Global Business Solutions
Guy Chiarello	President
Ivo M. Distelbrink	Executive Vice President, Head of Asia Pacific Region
Christopher Foskett	Executive Vice President, Head of Corporate and Business Development
Andrew Gelb	Executive Vice President, Head of Global Financial Solutions
Thomas Higgins	Executive Vice President, Chief Administrative Officer
Christine E. Larsen	Executive Vice President, Chief Operations Officer
Gustavo Carlos Marin	Executive Vice President, Head of Latin America Region Citizenship: Uruguay and Brazil
Anthony S. Marino	Executive Vice President, Head of Human Resources
Barry C. McCarthy	Executive Vice President, Network & Security Solutions
Michael K. Neborak	Executive Vice President, Head of EMEA Region
Himanshu A. Patel	Executive Vice President, Chief Financial Officer
Adam L. Rosman	Executive Vice President, General Counsel and Secretary
Matthew Cagwin	Senior Vice President, Corporate Controller and Chief Accounting Officer

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)
FTVentures III, L.P.	9,756,030
FTVentures III-N, L.P.	528,983
FTVentures III-T, L.P.	317,390
Michael J. Mertz	1,984,932

(1)	As of May 26, 2017, as provided by the Stockholders.